Exhibit (a)(5)(A)

AXIS CAPITAL COMMENCES ANY AND ALL TENDER OFFER FOR SERIES B PREFERRED SHARES

Pembroke, Bermuda, March 12, 2012

AXIS Capital Holdings Limited (“AXIS Capital”) (NYSE: AXS) today announced a tender offer for any and all of its outstanding 7.50% Series B Preferred Shares, par value $0.0125 per share and liquidation preference $100.00 per share (the “Preferred Shares”). The tender offer is being made solely pursuant to the Offer to Purchase dated March 12, 2012 and accompanying Letter of Transmittal. The terms and conditions of the tender offer are more fully set forth in those documents.

Upon and subject to the conditions set forth in the Offer to Purchase, AXIS Capital is offering to pay a purchase price of $102.81 per Preferred Share, net to the seller in cash for Preferred Shares properly tendered and not properly withdrawn.

The tender offer will expire at 12:01 A.M., New York City time, on April 10, 2012, unless the tender offer is extended or earlier terminated by AXIS Capital. Tenders of Preferred Shares must be made on or prior to the expiration of the tender offer to receive the purchase price and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the Offer to Purchase and accompanying Letter of Transmittal. AXIS Capital currently expects the payment date of the tender offer to be April 10, 2012.

AXIS Capital expects to fund the purchase of the Preferred Shares with the net proceeds from the concurrent public offering of Series C Preferred Shares (the “Offering”) and cash on hand. The tender offer is conditioned upon the consummation of financing on terms reasonably satisfactory to AXIS Capital resulting in aggregate proceeds that are sufficient to fund the purchase of Preferred Shares in the tender offer and certain other conditions described in the Offer to Purchase, each of which may be waived by AXIS Capital at its option.

AXIS Capital may, in its sole discretion, amend, extend or, subject to certain conditions, terminate the tender offer at any time, subject to applicable law.

Holders of Preferred Shares who have any questions regarding the terms of the tender offer should contact the dealer manager, Wells Fargo Securities, at (866) 309-6316 (toll-free) or (704) 715-8341 (collect). Copies of the Offer to Purchase, the Letter of Transmittal or any related documents may be obtained from D.F. King & Co., Inc., the information agent and tender agent, at (800) 848-2998 (toll-free) or, for banks and brokers (212) 269-5550 (collect).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY PREFERRED SHARES. THE SOLICITATION OF OFFERS TO BUY PREFERRED SHARES WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL, WHICH WILL BE MAILED TO HOLDERS OF THE PREFERRED SHARES PROMPTLY. HOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. AXIS CAPITAL HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON ITS BEHALF AS TO WHETHER HOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING PREFERRED SHARES IN THE TENDER OFFER.

AXIS Capital is a Bermuda-based global provider of specialty lines insurance and treaty reinsurance with shareholders’ equity at December 31, 2011 of $5.4 billion and locations in Bermuda, the United States, Europe, Singapore, Canada, Australia and Latin America. Its operating subsidiaries have been assigned a rating of “A+” (“Strong”) by Standard & Poor’s and “A” (“Excellent”) by A.M. Best.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements contained in this release include our expectations regarding market conditions and information regarding our estimates of losses related to natural disasters. These statements involve risks, uncertainties and assumptions. Actual events or results may differ materially from our expectations. Important factors that could cause actual events or results to be materially different from our expectations include the occurrence and magnitude of natural and man-made disasters; actual claims exceeding our loss reserves; general economic, capital and credit market conditions; the failure of any of the loss limitation methods we employ; the effects of emerging claims, coverage and regulatory issues; the failure of our cedants to adequately evaluate risks; inability to obtain additional capital on favorable terms, or at all; the loss of one or more key executives; a decline in our ratings with rating agencies; loss of business provided to us by our major brokers; changes in accounting policies or practices; the use of industry catastrophe models and changes to these models; changes in governmental regulations; increased competition; changes in the political environment of certain countries in which we operate or underwrite business; fluctuations in interest rates, credit spreads, equity prices and/or currency values, and the other factors set forth in our most recent report on Form 10-K and other documents on file with the Securities and Exchange Commission. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Investor Contacts Linda Ventresca AXIS Capital Holdings Limited investorrelations@axiscapital.com (441) 405-2727	Media Contacts Michael Herley Kekst and Company michael-herley@kekst.com (212) 521-4897